SCHEDULE “C”

NEWS RELEASE

Symbols:	JJJ.X - CSE
HHHEF - OTCQB

37 Capital issues shares for debt

Vancouver, BC, January 25, 2021. 37 Capital Inc. (the “Company” or “37 Capital”). Further to the Company’s News Release dated January 15, 2021, the Company has issued 14,787,030 common shares of the Company (the “Debt Settlement”) at a deemed price of $0.05 per common share to certain creditors, including a related party and a director and officer (the “Creditors”). The securities issued are subject to a hold period expiring on May 26, 2021.

Related Party Transaction

As certain insiders participated in the Debt Settlement, it is considered to be a related party transaction within the meaning of Multilateral Instrument 61-101- Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The related party transaction is exempt from minority approval, information circular and formal valuation requirements pursuant to the exemptions contained in Sections 5.5(a) and 5.7(1)(a) of MI 61-101, as neither the fair market value of the gross securities issued nor the debt settlement amounts exceed 25% of the Company’s market capitalization.

Early Warning Requirement

Pursuant to the Debt Settlement, Jackpot Digital Inc. has acquired 2,986,900 common shares of 37 Capital at a deemed the price of $0.05 per common share in settlement of debt in the amount of $149,345.00. As a result of the acquisition of the Company’s common shares, Jackpot now has ownership and control of 3,036,885 common shares representing approximately 13.51%% of the issued and outstanding common shares of 37 Capital as at January 25, 2021, and Jackpot has ownership and control of previously acquired 3,449,985 warrants of 37 Capital representing 73% of the issued and outstanding warrants of 37 Capital as at January 25, 2021.

Jackpot may acquire further common shares of, or dispose its holdings of common shares of, 37 Capital through the market, privately or otherwise, as circumstances or market conditions warrant.

Pursuant to the Debt Settlement, Mr. Jake Kalpakian, President & CEO and his private companies have acquired in aggregate 3,076,975 common shares of 37 Capital at a deemed the price of $0.05 per common share in settlement of debt totalling the amount of $153,848.79. As a result of the acquisition of the Company’s common shares, Mr. Kalpakian now has ownership and control of 3,190,195 common shares representing approximately 14.19% of the issued and outstanding common shares of 37 Capital as at January 25, 2021, and Mr. Kalpakian has ownership and control of previously acquired 75,000 warrants representing approximately 1.59% of the issued and outstanding warrants of 37 Capital as at January 25, 2021.

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Mr. Kalpakian may acquire further common shares of, or dispose his holdings of common shares of, 37 Capital through the market, privately or otherwise, as circumstances or market conditions warrant.

A copy of the Early Warning Report from Jackpot has been filed with the applicable securities regulators regarding the transaction and is available on SEDAR (www.sedar.com). A copy of the Early Warning Report by Jackpot and further information may also be obtained by contacting 37 Capital or Jackpot at 604-681-1519.

A copy of the Early Warning Report from Mr. Kalpakian has been filed with the applicable securities regulators regarding the transaction and is available on SEDAR (www.sedar.com). A copy of the Early Warning Report by Jackpot and further information may also be obtained by contacting 37 Capital or Jackpot at 604-681-1519.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

/s/ Jake H. Kalpakian

Jake H. Kalpakian

President & CEO

Trading in the securities of the Company should be considered speculative.

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

This news release contains forward-looking information that involve various risks and uncertainties regarding future events. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information.

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